UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ZipRealty, Inc., a Delaware corporation (the “Company,” “ZipRealty,” “we” or “us”). The Company’s principal executive offices are located at 2000 Powell Street, Suite 300, Emeryville, CA 94608. The Company’s telephone number at such address is (510) 735-2600.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share. As of the close of trading on July 14, 2014, there were (i) 21,832,783 shares of common stock issued and outstanding, each of which we refer to in this Schedule 14D-9 as a “Share” and (ii) 5,265,368 Shares issuable upon exercise of outstanding stock options of the Company, which we refer to in this Schedule 14D-9 as “Company Options” or individually as a “Company Option.”

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer

This Schedule 14D-9 relates to the tender offer by Honeycomb Acquisition, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Realogy Group LLC, a Delaware limited liability company, to purchase all of the issued and outstanding Shares at a purchase price of $6.75 per Share, which we refer to in this Schedule 14D-9 as the “Offer Price,” net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014. We refer in this Schedule 14D-9 to Honeycomb Acquisition, Inc. as “Purchaser” and to Realogy Group LLC as “Realogy.” Realogy, in turn, is a wholly-owned indirect subsidiary of Realogy Holdings Corp., a Delaware corporation, to which we refer in this Schedule 14D-9 as “Holdings Corp”. We refer to Realogy, together with Purchaser, as the “Offerors.” We refer to the Offer to Purchase, and terms and conditions of the tender offer set forth therein, as it may be amended or supplemented from time to time, as the “Offer to Purchase,” and the related Letter of Transmittal, as it may be amended or supplemented from time to time, as the “Letter of Transmittal,” and, collectively with the Offer to Purchase, the “Offer.”

The Offer is described in a Tender Offer Statement on the Schedule TO filed by Realogy and Purchaser with the United States Securities and Exchange Commission, which we refer to as the “SEC,” on July 16, 2014, which we refer to, as it may be amended or supplemented from time to time, as the “Schedule TO.” The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 15, 2014, among the Company, Realogy and Purchaser, which we refer to, as it may be amended or modified from time to time, as the “Merger Agreement.” The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, which we refer to as the “Merger,” pursuant to the provisions of the General Corporation Law of the State of Delaware, with the Company surviving as a wholly-owned indirect subsidiary of Realogy, and which we refer to as the “Surviving Corporation.” In the event Realogy, Purchaser and their respective affiliates acquire at least 90% of the outstanding Shares, which we refer to as the “Short-Form Threshold”, including through exercise of the Top-Up Option (as defined under the heading “Top-Up” in Item 8), the Merger may be effected as a “short-form” merger under and in accordance with Section 253 of the General Corporation Law of the State of Delaware without a meeting or written consent of the stockholders of the Company to approve the adoption of the Merger Agreement. We refer to the provisions of the General Corporation Law of the State of Delaware in this Schedule 14D-9 as the “DGCL.”

At the effective time of the Merger, which we refer to in this Schedule 14D-9 as the “Merger Effective Time,” each Share not acquired in the Offer (other than (i) Shares owned by Realogy, Purchaser, the Company or any of their respective direct or indirect wholly-owned subsidiaries and in each case not held on behalf of third parties, and Shares held in the treasury of the Company, and (ii) Shares held by stockholders who properly demand appraisal of such Shares pursuant to Section 262 of the DGCL) will, at the Merger Effective Time, be cancelled and converted into the right to receive the Offer Price in cash, without interest and subject to any applicable withholding of taxes. The cash consideration to be received by stockholders that do not tender their Shares in the Offer pursuant to the Merger, which equals the Offer Price, is sometimes referred to in this Schedule 14D-9 as the “Merger Consideration.”

The Offer is initially scheduled to expire at 5:00 p.m., Eastern Time, on August 13, 2014. In this Schedule 14D-9, we refer to this date, as it may be extended in accordance with the Merger Agreement, as the “Expiration Date.” Subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver by Purchaser of the conditions to the Offer, Purchaser will, on or after the Expiration Date, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer. We refer to the time at which tendered Shares are first accepted for payment under the Offer by the Purchaser in this Schedule 14D-9 as the “Acceptance Time.”

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is 175 Park Avenue, Madison, NJ 07940, and the telephone number at such principal offices is (973) 407-2000. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.ziprealty.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Relationship with the Offerors and Certain of Their Affiliates

Merger Agreement

On July 15, 2014, the Company, Realogy and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase in Section 13 under the heading “The Merger Agreement” and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Stockholders of the Company and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of the Company or stockholders of Holdings Corp. Neither stockholders of the Company nor any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Realogy, Purchaser or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Tender and Voting Agreement

In connection with the Merger Agreement, on July 15, 2014, Realogy and Purchaser entered into a Tender and Voting Agreement with the Company, Benchmark Capital Partners IV, L.P. and certain of its affiliates, and the Company’s executive officers and directors, which we refer to in this Schedule 14D-9 jointly as the “Tendering Stockholders,” pursuant to which the Tendering Stockholders have agreed to validly tender into the Offer an aggregate of at least 4,493,423 Shares held by them, representing 20.6% of all outstanding Shares. A summary of the Tender and Voting Agreement is contained in the Offer to Purchase in Section 13 under the heading “The Transaction Documents — The Tender and Voting Agreement” and is incorporated by reference herein. This summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreements

Holdings Corp and the Company entered into a Mutual Nondisclosure Agreement (the “Confidentiality Agreement”), effective as of April 25, 2014.

Under the Confidentiality Agreement, the Company and Holdings Corp agreed that each may disclose its non-public information to the other party solely for the purpose of exploring potential business opportunities. The Company and Holdings Corp also agreed to a customary standstill provision, prohibiting each party from taking certain actions with regard to the other party upon receipt of confidential information, including the making of any offer or proposal for the acquisition of all or a substantial portion of the other party’s assets or equities and soliciting any proxies with respect to the voting of the other party’s shares. In addition, the parties agreed to refrain from recruiting or soliciting for hire certain listed employees of the other party. The foregoing summary description of the Confidentiality Agreement does not purport to be a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit (e)(3) to this Schedule 14D-9.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company’s board of directors, which we refer to in this Schedule 14D-9 as the “Company Board,” was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Company Options

Upon the Acceptance Time, under each stock option plan of the Company, which we refer to in this Schedule 14D-9 as a “Company Option Plan,” all outstanding unvested Company Options will be automatically vested in full. Any outstanding Company Option that is not exercised prior to the Merger Effective Time will, at the Merger Effective Time, be automatically, and without any required action on the part of the holder, cancelled and converted into only the right to receive an amount in cash (subject to any applicable withholding taxes or other taxes required by applicable law) equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per share of the Company Option, and (ii) the number of Shares such holder could have purchased had such holder exercised such Company Option in full immediately prior to the Merger Effective Time (treating for this purpose all unvested Company Options as if they vested immediately prior to cancellation). Company Options with an exercise price that is equal to or greater than the Merger Consideration at the Acceptance Time will, at the Merger Effective Time, be cancelled and no cash payment will be made to its holder.

Based upon holdings of Company Options assuming an Acceptance Time of 5:00 P.M. Eastern Time on August 13, 2014 and an Offer Price of $6.75, the estimated consideration that the Company’s executive officers and the non-employee directors would receive with respect to unvested Company Options is as follows:

Executive Officers	Number of Unvested Options	Cash-out Value of Unvested Options
Charles C. Baker	306,071	$1,142,431
Samantha Harnett	311,521	$789,686
Eric L. Mersch	195,417	$772,398
Franklin Van Davis	157,500	$599,025
James D. Wilson	180,070	$471,292
Xavier Y. Zang	272,917	$979,689

Non-Employee Directors
Elisabeth H. DeMarse	6,666	$24,664
Robert C. Kagle	6,666	$24,664
Stanley M. Koonce, Jr.	6,666	$24,664
Gary A. Wetsel	6,666	$24,664
Donald F. Wood	10,000	$37,000

The preceding amounts do not reflect the cash-out of Company Options that are currently vested and exercisable.

Employment Agreements

The Company previously entered into an employment agreement with Charles C. Baker. The employment agreement provides Mr. Baker with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which would include the transactions that will be effected as of the Acceptance Time.

If Mr. Baker’s employment is terminated (i) by the Company without “cause” or (ii) by Mr. Baker for “good reason,” then Mr. Baker will be entitled to receive severance equal to six months of his then-current annual base salary (which is extended to 12 months pursuant to the revised Change of Control Agreements described below), plus payment of COBRA medical insurance premiums for a period of up to six months. Mr. Baker’s receipt of any post-employment payments will be subject to Mr. Baker signing a full and complete release of all claims against the Company.

Based on compensation levels as of July 15, 2014, the estimated value of severance payments and benefits (excluding the value attributable to accelerated vesting of outstanding equity awards) to which Mr. Baker would be entitled on a termination of employment without cause or a resignation for good reason, is $342,800.

Under the employment agreement, “cause” is defined as (1) an intentional unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (2) a material breach of any agreement between Mr. Baker and the Company, (3) a material failure to comply with the Company’s written policies or rules, (4) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, (5) gross negligence or willful misconduct, or (6) a continued failure to perform assigned duties after receiving written notification of such failure from the Company Board.

Under the employment agreement, “good reason” is defined as Mr. Baker’s resignation due to any of the following events which occurs without executive’s written consent, provided that the requirements regarding advance notice and an opportunity to cure set forth below are satisfied: (1) a material diminution of Mr. Baker’s base salary, other than in connection with an across-the-board reduction in the compensation of the Company’s senior management that does not disproportionately affect executive, (2) a material diminution of Mr. Baker’s authority, duties or responsibilities, (3) a requirement to report to anyone other than the Company Board except for a requirement to report to the Chief Executive Officer of a successor to the Company as a result of Mr. Baker’s position as an officer of a subsidiary or division of a successor following a change of control of the Company, (4) a requirement to relocate to a worksite that would increase Mr. Baker’s one-way commute by more than 35 miles from his then principal residence, or (5) any other action or inaction of the Company that constitutes a material breach of the employment agreement.

At the Merger Effective Time, Mr. Baker’s employment agreement will be superseded by the offer letter entered into by Mr. Baker and Realogy, discussed in further detail in “New Offer Letters” below.

Revised Change of Control Agreements

On February 27, 2014, the Company Board approved revisions to its standard Change of Control Agreement. Under the previous Change of Control Agreement, which continues to apply to the Company’s Vice Presidents who are not Section 16 executive officers, in the event an officer’s employment is terminated without cause, or is constructively terminated, within 12 months after a change of control of the Company (including a merger or sale of assets), then 50% of all unvested stock rights held by that officer as of such date will become fully vested on the termination date. For this purpose, “stock rights” means all options or rights to acquire shares of Company common stock, stock appreciation rights, performance units and performance shares, and it includes all options issued from the Company’s 2004 Equity Incentive Plan. Under the revised Change of Control Agreement, which applies to each of the six executive officers named in this Schedule 14D-9, in the event an officer’s employment is terminated or constructively terminated as described above, then (i) 100% of all unvested stock rights held by that officer as of such date will become fully vested on the termination date, and (ii) that officer will also be entitled to receive 12 months of his or her then-current annual base salary.

Because the Merger Agreement provides that each Company Option will be cancelled and converted into only the right to receive an amount in cash and the Company Option Plans provide that all unvested Company Options will be accelerated as of the Acceptance Time, the acceleration of vesting provided by the revised change of control agreements will provide no additional benefit to the executive officers in connection with the Merger. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current

Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Company Options.” For each of the Company’s executive officers, the table below shows the benefits applicable if such executive officer is terminated without cause, or is constructively terminated, within 12 months after the Merger Effective Time.

Executive Officers	12 months of base salary
Charles C. Baker	$330,800
Samantha Harnett	$263,000
Eric L. Mersch	$278,000
Franklin Van Davis	$253,000
James D. Wilson	$253,000
Xavier Y. Zang	$275,000

At the Merger Effective Time, Mr. Baker’s Change of Control Agreement and a Change of Control Agreement between the Company and James D. Wilson, the Company’s Senior Vice President of Technology, will be superseded by the offer letters entered into by Realogy and each of Mr. Baker and Mr. Wilson, discussed in further detail in “New Offer Letters” below.

New Offer Letters

Realogy has entered into offer letters with Mr. Baker and Mr. Wilson that will become effective at the Merger Effective Time (collectively, the “Offer Letters”). At the Merger Effective Time, Mr. Baker’s Offer Letter will supersede Mr. Baker’s employment agreement and Change of Control Agreement and Mr. Wilson’s Offer Letter will supersede Mr. Wilson’s Change of Control Agreement.

Mr. Baker’s Offer Letter provides for an annual salary of $400,000 and a target annual bonus of 50% of “eligible earnings” which are approximately the annual base salary. Mr. Baker will be recommended for an equity grant valued at $1,200,000 (40% of the award in the form of time-based stock options and 60% in the form of performance-based restricted shares). If Mr. Baker’s employment is terminated without cause or he resigns for good reason (each as defined in his Offer Letter) at any time after the Merger Effective Time, then he will be eligible to receive a severance payment of 12 months of base salary.

Mr. Wilson’s Offer Letter provides for an annual salary of $300,000 and a target annual bonus of 35% of “eligible earnings” which are approximately the annual base salary. Mr. Wilson will be recommended for an equity grant valued at $450,000 (40% of the award in the form of time-based stock options and 60% in the form of performance-based restricted shares). If Mr. Wilson’s employment is terminated without cause or he resigns for good reason (each as defined in his Offer Letter), in each case at any time within twenty four months after the Merger Effective Time, then he will be eligible to receive a severance payment of 12 months of base salary. If his employment terminates after the second anniversary of the closing of the transaction, his severance rights (if any) will be pursuant to the severance plan applicable to similarly-situated employees.

The foregoing summaries of the Offer Letters do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Offer Letters attached as Exhibits (e)(4) and (e)(5) hereto and incorporated herein by reference.

Non-Competition Agreements

Realogy has also entered into non-competition and non-solicitation agreements with Mr. Baker and Mr. Wilson that will become effective at the Merger Effective Time (collectively, the “Non-Competition Agreements”). The Non-Competition Agreements prohibit the following activities by the executives, for three years following the Merger Effective Time for Mr. Baker and for two years following the Merger Effective Time for Mr. Wilson: (i) holding ownership interests in, providing services to, or engaging in certain other activities with entities that compete with our business as of the Closing; (ii) interfering with our business with our customers or investors; (iii) soliciting for employment any of our employees; or (iv) attempting to interfere with our relationships with our customers, strategic partners and vendors.

The foregoing summaries of the Non-Competition Agreements do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Non-Competition Agreements attached as Exhibits (e)(6) and (e)(7) hereto and incorporated herein by reference.

Compensation Actions Between Signing of Merger Agreement and Completion of Merger

Under the terms of the Merger Agreement, the Company must take such corporate actions as are necessary to freeze as to new participants the Company’s 401(k) plan.

Employee Matters Following Closing

Pursuant to the Merger Agreement, until at least the first anniversary of the Merger Effective Time, Realogy shall provide each individual who is employed with the Company as of the Closing (each, a “Continuing Employee”) (i) a base salary (or hourly wage) that is not less than the base salary (or hourly wage) provided to such Continuing Employee as of immediately prior to the Merger Effective Time, (ii) a cash incentive opportunity that is not less than the cash incentive opportunity provided to such Continuing Employee as of immediately prior to the Merger Effective Time, (iii) severance payments and benefits on terms no less favorable than those applicable to such Continuing Employee as of immediately prior to the Merger Effective Time and (iv) other employee benefits that are substantially comparable in the aggregate to such benefits as are provided to such Continuing Employee as of immediately prior to the Merger Effective Time or, if elected by Realogy in any of the foregoing cases, no less favorable than the base salary, cash incentive opportunity, severance payments or benefits of Realogy’s similarly-situated employees.

Realogy will provide credit for each Continuing Employee’s length of service with the Company for all purposes (including eligibility, vesting and benefit accrual) under each plan, program, policy or arrangement of the Company to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company as of the Merger Effective Time; provided that such prior service credit shall not be required under any defined benefit pension plan or to the extent that it results in a duplication of benefits.

The Merger Agreement also provides that Realogy shall cause each benefit plan of Realogy and its affiliates in which any Continuing Employee participates that provides for medical, dental, health, pharmaceutical or vision benefits (each, a “Parent Welfare Plan”) to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements, other than limitations that were in effect with respect to such Continuing Employee as of immediately prior to the Merger Effective Time under the corresponding Company employee benefit plan, (ii) honor any payments, charges and expenses of such Continuing Employee (and his or her eligible dependents) that were applied toward the deductible, out-of-pocket maximums and co-payments under a Company employee benefit plan in satisfying any applicable deductibles, out-of-pocket maximums and co-payments under the corresponding Parent Welfare Plan during the same plan year in which such payments, charges and expenses were made, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee following the Merger Effective Time to the extent that such Continuing Employee had satisfied any similar limitation under the corresponding Company employee benefit plan.

Nothing in the Merger Agreement related to the foregoing will (i) be treated as an amendment of, or undertaking to amend, any Company employee benefit plan or any employee benefit plan of Realogy or any affiliate, (ii) prohibit Realogy or any of its affiliates from amending any employee benefit plan, (iii) require Realogy or any of its affiliates to continue the employment of any Continuing Employee for any period of time or, subject to any applicable arrangement covering such Continuing Employee, to provide such Continuing Employee with any payments or benefits upon any termination of such Continuing Employee’s employment, or (iv) confer any rights or benefits on any person other than the parties to the Merger Agreement.

Other than the Tender and Voting Agreement and the Offer Letters, as of the date of this Schedule 14D-9, none of the executive officers has entered into any agreement, arrangement or understanding with Realogy, Purchaser or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Realogy, Purchaser, the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, no discussions have occurred between the executive officers and representatives of Realogy, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that the Company’s executive officers will enter into arrangements with Realogy, Purchaser or their affiliates regarding employment and severance arrangements with, and the right to purchase or participate in the equity of, Realogy, as of the date of this Schedule 14D-9, no discussions have occurred between the Company’s executive officers and representatives of Realogy, Purchaser or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that, for six years from and after the Merger Effective Time, Realogy and the Surviving Corporation will indemnify and hold harmless all past and present directors and officers of the Company (the “Covered Persons”) in respect of acts or omissions occurring at or prior to the Merger Effective Time to the fullest extent permitted by DGCL and any other applicable law, as well as the Company’s certificate of incorporation, bylaws and indemnification agreements in effect as of the date of the Merger Agreement. The Surviving Corporation will pay all expenses, including reasonable fees and expenses of counsel that a Covered Person may incur in enforcing the indemnity. The Surviving Corporation will advance on an as-incurred basis the fees and expenses of such Covered Person (including the reasonable fees and expenses of counsel) in advance of the final disposition of any action, suit, proceeding or investigation that is the subject of the right to indemnification, provided that such person will reimburse the Surviving Corporation for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that such person is not entitled to indemnification. Notwithstanding anything in the Merger Agreement to the contrary, if any action, suit, investigation or proceeding (whether or not arising before, at or after the Effective Time) is brought against any indemnified person on or prior to the sixth anniversary of the Effective Time, the indemnity provisions of the Merger Agreement will continue in effect until the final resolution of such action, suit, investigation or proceeding.

In addition, for six years after the Merger Effective Time, Realogy will cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

The Merger Agreement further provides that prior to Merger Effective Time, the Company will, or if the Company is unable to then Realogy will cause the Surviving Corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Merger Effective Time and that is substantially equivalent to (and, in any event not less favorable in the aggregate) than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If the Company or the Surviving Corporation fails to obtain such insurance coverage, the Surviving Corporation will, or Realogy will cause the Surviving Corporation to, maintain the Company’s current D&O Insurance for a period of at least six years from the Merger Effective Time. In either case, the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid per annum for the Company’s existing policy. In addition, prior to the Merger Effective Time, the Company will assist Realogy in obtaining an errors and omissions “tail” insurance policy with respect to any actual or alleged error or omission claimed against the Company that existed or occurred at or prior to the Merger Effective Time, including in connection with the Merger Agreement or the transactions contemplated thereby.

Section 16 Matters

Pursuant to the Merger Agreement, each party has agreed to take all actions as may be required to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which we refer to in this Schedule 14D-9 as the “Exchange Act,” to be exempt under Rule 16b-3 under the Exchange Act.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

At a meeting held on July 14, 2014, the Company Board unanimously:

(i)	determined that the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders;

(ii)	approved the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL and the Company’s certificate of incorporation and bylaws;

(iii)	directed that the Merger Agreement and the Merger be submitted to the Company’s stockholders for adoption and approval (if required by applicable law); and

(iv)	recommended that the Company’s stockholders accept the Offer and tender their Shares into the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

The Company Board and senior management of the Company in the ordinary course review and assess the Company’s business and the strategic alternatives available to the Company. Over the past several years, the Company has considered a diverse range of strategic alternatives with a view to increasing stockholder value, including potential opportunities for business combinations, acquisitions, raising additional capital, and other strategic alternatives. The Company Board and senior management also discussed the potential for a sale of all or a portion of the Company to another entity in order to maximize the value of the Company for its stockholders.

During January 2014, members of the Company Board discussed with members of senior management the possibility of whether it was an appropriate time to seek to determine what a third party may be willing to pay to acquire the Company and that this type of process would likely involve not only discussions with a financial advisor, but also contacting third parties to gauge their interest in any such potential acquisition.

The Company’s decision to explore strategic alternatives, including a potential acquisition, was based on the risks of operating its more cyclical brokerage business while simultaneously pursuing the growth opportunity held within its emerging technology licensing business unit. The relatively more established brokerage business faced a more difficult external operating environment around this time, while the perceived growth potential and investment needs of its technology business were increasing at the same time. Senior management and the

Company Board believed that in light of these risks and the possibility that a third party acquiror could provide significant additional value to the Company’s stockholders, it would be in the best interests of the stockholders and the Company for the Company Board to further consider and evaluate a possible sale of the Company.

From January through early-March 2014, the Company’s senior management contacted seven investment banks and began to review proposals from several of those investment banks to serve as a strategic financial advisor to the Company. This process included in-person meetings, teleconference calls and presentations by the investment banks on their relative experience in corporate finance and the merger and acquisition process and, in particular, the real estate and Internet technology sectors. The Company discussed with investment banks their strategies for identifying competing bidders in a merger and acquisition process, proposed approaches for assisting the Company in evaluating strategic alternatives, and fee structures. Charles Baker, the Company’s Chief Executive Officer, presented his findings to the Company Board with respect to the process that had been undertaken by the Company’s management to identify potential strategic financial advisors and recommended that the Company Board consider three strategic financial advisor candidates from the broader group referenced above.

On February 27, 2014, the Company Board held a meeting, attended by a representative from Orrick, Herrington & Sutcliffe LLP, legal counsel to the Company (“Orrick”), at which they further discussed the engagement of an investment bank. Mr. Baker reported that the Company’s senior management had interviewed three investment banks and had narrowed the group to one candidate, GCA Savvian Advisors, LLC (“GCA Savvian”), which made a presentation to the Company Board at the meeting. GCA Savvian provided its recommendations for conducting a sale process and potential transaction structures, including a sale of the whole company, a sale of the brokerage business and software business to two distinct buyers, a brokerage only sale and a software only sale. GCA Savvian also reviewed potential acquirers, possible valuation drivers and recent transactions. Following the presentation and discussions, the Company Board concluded that the Company should engage an investment bank to advise the Company Board on strategic alternatives, including the possibility of a sale of the Company as a means to maximize stockholder value. Following discussions, the Company Board voted to approve the retention of GCA Savvian and authorized Mr. Baker to negotiate the terms of an engagement agreement with GCA Savvian under which it would act as the financial advisor to the Company.

On March 7, 2014, the Company engaged GCA Savvian as its exclusive financial advisor.

Between March 17, 2014 and April 11, 2014, GCA Savvian, at the Company’s instruction, contacted a total of 43 entities, including Realogy and Parties A, B and C to solicit their interest in a potential strategic transaction involving the Company. This total includes 25 major companies in the real estate brokerage, services and technology markets, and 18 financial sponsors with a focus on technology, real estate and business services. The Company entered into, or had previously entered into, separate confidentiality agreements with 19 potential acquirers, and provided confidential and non-confidential information to those interested parties in furtherance of their respective due diligence investigations of the Company.

Prior to March 27, 2014, representatives of the Company met on several occasions with representatives of Realogy regarding a potential strategic relationship, including the following:

•	On August 19, 2013, Ryan Gorman, Senior Vice President of Strategic Operations of NRT, who had previously been in contact with Don Wood, the Company’s Chairman, and Mr. Baker regarding a potential strategic relationship, introduced Mr. Baker to Richard Smith, the Chief Executive Officer of Realogy. Mr. Baker, Mr. Gorman and Mr. Smith discussed the potential for a strategic relationship between Realogy and the Company. However, after careful consideration, Realogy chose to not pursue a large-scale strategic relationship at that time.

•	On September 12, 2013, Mr. Baker contacted Mr. Gorman to discuss whether Realogy would be interested in purchasing a block of shares representing approximately 20% of the Company’s outstanding shares from an unidentified stockholder, but noted that Realogy would be required to make a determination regarding such acquisition quickly enough so that a closing could occur within several days. Realogy evaluated the opportunity in the short time frame provided but ultimately decided against the potential acquisition of shares, while indicating that it would be interested in similar opportunities in the future if given more time to consider the acquisition.

•	On January 17, 2014, Mr. Gorman contacted Mr. Baker to once again commence discussions regarding a potential strategic relationship between Realogy and the Company.

•	Between January 17, 2014 and March 27, 2014, representatives from Realogy and the Company continued to engage in discussions regarding a potential strategic relationship between Realogy and the Company, although such discussions did not result in any offer or proposal being made to the Company.

On March 27, 2014, Mr. Baker visited Realogy’s offices in Madison, New Jersey and informed representatives from Realogy that the Company had been developing its Powered by Zip software for third party use. Mr. Smith then informed Mr. Baker that Realogy was interested in exploring a potential acquisition of the Company.

On March 31, 2014, the Company Board held a telephonic meeting and discussed the process update received by the Company on March 28, 2014 from GCA Savvian. During that meeting, the Company Board received a presentation from its general counsel regarding the general responsibilities of the Company Board and the communication process between directors, management and GCA Savvian and a brief discussion of the board’s fiduciary duties and other legal aspects of the process.

At that meeting, Mr. Baker reported that to date GCA Savvian had contacted 41 parties, including both financial and strategic parties. Of that number, 14 were in the process of executing confidentiality agreements with the Company, 15 were reviewing initial materials and 12 had declined to engage further. Mr. Baker updated the Company Board on his meeting with Realogy and that he planned to continue discussion with Realogy with the involvement of GCA Savvian.

Subsequent to the Company Board meeting, on March 31, 2014, Mr. Baker informed representatives from Realogy that the Company Board was open to exploring a potential acquisition and had retained GCA Savvian as its financial advisor.

Between April 9, 2014 and April 16, 2014, senior management met with six additional interested parties, including Party A. Party A discussed with senior management a range of options for a strategic alliance, including partial business combinations, modifications in the Company’s business model and approach, and a strategic investment in the Company.

The Company Board held a telephonic meeting on April 18, 2014 and representatives of GCA Savvian participated and presented an extensive presentation on the process to date. As of that date, 43 parties had been contacted; of those, 17 had expressed interest in moving forward, 21 had declined to engage further and five were still evaluating the opportunity. GCA Savvian updated the Company Board on the six senior management meetings with interested parties other than Realogy that had taken place (including Party A) between April 9, 2014 and April 16, 2014. GCA Savvian and the Company Board discussed the progress to date and the feedback received from both interested parties and those who had declined to engage further.

Between April 21, 2014 and May 1, 2014, senior management and GCA Savvian met with an additional eight interested parties, including with Party C.

Between April 23, 2014 and May 20, 2014, the Company provided similar product demonstrations to four other interested parties.

On April 25, 2014, Holdings Corp and the Company entered in a Mutual Nondisclosure Agreement (the “Confidentiality Agreement”) permitting the parties to disclose confidential information to one another solely for the purpose of exploring potential business opportunities. The Confidentiality Agreement also included a customary standstill provision restricting certain actions by each party. Following the execution of the Confidentiality Agreement, representatives for Realogy and the Company had extensive discussions regarding the potential acquisition. The Company provided a product demonstration for the representatives from Realogy, and GCA Savvian informed the representatives from Realogy of the process schedule for the sale of the Company and provided to Realogy a report setting forth a management presentation.

On April 28, 2014, GCA Savvian, at the direction of the Company Board, delivered to 11 interested parties a detailed process letter inviting them to provide a proposal to acquire the Company and to provide a non-binding indication of interest no later than May 28, 2014. Those interested parties were provided access to certain confidential information through an electronic data room.

Between May 3, 2014 and July 14, 2014, the Company provided representatives from Realogy and its advisors access to additional information about the Company in Phase II of the electronic data room. Realogy, together with its advisors, conducted detailed business, financial, technical, regulatory, intellectual property and legal due diligence investigations of the Company and its business and operations.

On May 16, 2014, the Company Board held a telephonic meeting and received a presentation from Orrick regarding the board’s fiduciary duties and other legal aspects of the process and an update from GCA Savvian regarding the status of the sales process and its observations about how potential bidders might value the Company.

On May 28, 2014, Realogy submitted its first proposal to acquire all outstanding shares of the Company at a preliminary price of $6.00 to $7.00 per share, subject to further due diligence.

Of the 10 other interested parties who received a process letter, three parties were actively continuing due diligence as of May 28, 2014 and the balance had declined to submit a proposal.

On May 28, 2014, senior management and GCA Savvian met with representatives of Party B at Party B’s offices and discussed a potential merger transaction.

Between May 6, 2014 and May 22, 2014, Party A indicated that it was interested in a large, strategic partnership with the Company that it viewed could create competitive stockholder value relative to a sale transaction, and inquired about potentially meeting with the Company Board at an upcoming meeting. The Company continued an ongoing dialogue with Party A regarding a framework for a strategic alliance.

On June 2, 2014, Party C submitted a verbal indication of interest outlining proposed terms for a potential stock merger. Party C reached out to GCA Savvian, Mr. Baker and one member of the Company Board to express its interest in a potential 100% stock combination with the Company.

On June 2, 2014, the Company and GCA Savvian provided Realogy and Party C with access to additional information about the Company in Phase II of the electronic data room, and on June 3, 2014, GCA Savvian forwarded an initial draft of the Merger Agreement to Realogy.

On June 4, 2014, Party C delivered a written summary of the potential financial and strategic benefits of a combination between the Company and Party C. This proposal was shared with the Company Board.

On June 5, 2014, the Company Board held a meeting attended by a representative of Orrick, a portion of which GCA Savvian attended by telephone conference. At that meeting, GCA Savvian provided an update on the process to date.

On June 6, 2014, GCA Savvian, at the Company Board’s direction, communicated to Party C that the Company was interested in further exploring the possibility of a potential merger between the Company and Party C.

On June 11, 2014, Party C submitted a written analysis of the potential financial benefits of a combination and re-iterated their interest in a 100% stock merger between the Company and Party C. The analysis included Party C’s preliminary view on an ownership split between the Company and Party C. Party C indicated that a final ownership split between the Company and Party C would be determined during final due diligence.

On June 13, 2014, GCA Savvian prepared an analysis of Party C’s 100% stock proposal, based on information provided by Party C, for the Company’s consideration.

On June 16, 2014, Gibson Dunn & Crutcher (“Gibson Dunn”), legal counsel to Realogy, provided a revised draft mark-up of the Merger Agreement to GCA Savvian, which GCA Savvian sent to the Company and to Orrick.

On June 17, 2014, the Company presented Party A with a proposed strategic alliance framework as a potential alternative to a merger transaction, which Party A indicated it would review and respond to quickly.

On June 17, 2014, GCA Savvian contacted Party C and indicated that the Board required a formal written transaction proposal in order to fully evaluate Party C’s offer. Party C responded that it would require substantial additional work to refine their proposal, and while they remained interested in a 100% stock merger with the Company, they would discontinue working on their stock merger proposal until it was clear that the Company had no other superior alternatives. In the absence of such clarity, Party C indicated that they would not be submitting a final merger proposal at that time.

On June 18, 2014, Party B indicated that they would not be submitting a final proposal to acquire the Company.

Between June 18, 2014 and June 20, 2014, Realogy conducted in person due diligence at the Company’s offices. Representatives of Goldman Sachs and PricewaterhouseCoopers, advisors to Realogy, attended the due diligence sessions.

On June 24, 2014, Realogy submitted its second proposal to acquire all outstanding shares of the Company at $6.75 per share, less the Company’s transactions costs (including the Company’s financial advisor and legal expenses). The Company estimated its transaction costs to be approximately $0.24 per share, which resulted in a net price per share of approximately $6.51.

On June 25, 2014, the Company Board held a telephonic meeting with participation by representatives from GCA Savvian and Orrick to discuss the proposal from Realogy and the status of discussions with Parties A, B and C. Representatives of Orrick discussed with the Company Board their fiduciary duties in the context of the sale of the Company. Representatives of GCA Savvian then provided the Company Board with an overview of the Realogy proposal and informed the Company Board that Parties A, B and C had declined to submit a final proposal. After further discussion, the Company Board instructed GCA Savvian to request that Realogy improve its offer price and remove certain other terms in its offer.

After the June 25, 2014 Company Board meeting, GCA Savvian contacted Realogy to inform them of the Company Board’s response to their proposal.

On June 26, 2014, Realogy revised its offer price to $6.80 per share, less the Company’s transaction expenses. The Company estimated its transaction costs to be approximately $0.25 per share, which resulted in a net price per share of approximately $6.55.

On June 26, 2014, the Company Board held a meeting to discuss the revised proposal and, after extensive discussion, instructed GCA Savvian to inform Realogy that it needed to improve its offer price and provide a clearly defined path to a transaction announcement.

On June 27, 2014, Realogy revised its offer price to $6.75 per share, with no reduction for transaction expenses and eliminated certain other transaction terms as requested by the Company Board, subject to receipt of a period of exclusivity to finalize due diligence and complete a definitive agreement.

On June 27, 2014, the Company informed Realogy that it had selected Realogy’s proposal to acquire the Company subject to the ability to negotiate a definitive agreement. Realogy and the Company agreed to a non-binding Letter of Intent providing Realogy the ability to negotiate exclusively with the Company until July 7, 2014, which was subsequently extended through July 14, 2014.

Also on June 27, 2014, Orrick provided representatives from Realogy and Gibson Dunn with their comments to Gibson Dunn’s mark-up of the Merger Agreement.

During the period between June 27, 2014 through the signing of the Merger Agreement, negotiations regarding the Merger Agreement took place among Realogy, the Company, GCA Savvian, Orrick and Gibson Dunn, including, but not limited to, negotiations regarding provisions relating to the definition of a material adverse effect permitting termination of the Merger Agreement, non-solicitation commitments, provisions allowing the Company to terminate the Merger Agreement if necessary in order to allow the Company Board to satisfy its fiduciary duties, a termination fee in the event of certain possible termination events, the scope of representations and warranties of each party, and conditions to the Offer. Also during this period, Mr. Baker, in consultation with representatives of GCA Savvian and Orrick, continued to provide the Company Board with updates regarding these negotiations and the status of the potential transaction.

On July 14, 2014, the Company Board held a telephonic meeting with the Company’s legal and financial advisors. During the meeting, representatives of GCA Savvian presented its financial analysis of the consideration to be received by the holders of Shares pursuant to the Merger Agreement to the Company Board and delivered to the Company Board its oral opinion, which was confirmed by delivery of a written opinion dated July 14, 2014, to the effect that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. In addition, representatives of Orrick reviewed the Company Board’s fiduciary duties in the context of the Company Board’s strategic alternatives process. Orrick also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions that would permit the Company to negotiate and accept an unsolicited superior proposal, subject to compliance with the Merger Agreement and Realogy’s matching rights, termination provisions, the termination fee, and circumstances under which the termination fee would be payable. The Company Board asked questions and discussed the provisions of the Merger Agreement and related documentation. After further discussion, the Company Board unanimously (i) determined that the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, are fair and in the best interests of the Company and its stockholders, (ii) approved the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iv) directed that the Merger Agreement and the Merger, if required by applicable law, be submitted to the stockholders of the Company for adoption and approval, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares into the Offer.

On July 15, 2014, the Merger Agreement was executed by the parties. The Tender and Voting Agreement was executed by Parent, Merger Subsidiary, each executive officer and director of the Company and certain Benchmark entities, who collectively own approximately 20.6% of the outstanding Shares.

After the closing of the Nasdaq Stock Market on July 15, 2014, the Company and Realogy issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(4) and is incorporated herein by reference.

On July 16, 2014, Merger Subsidiary commenced the Offer, and the Company filed this Schedule 14D-9.

Reasons for Recommendation

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Voting Agreement, the Company Board consulted with the senior management of the Company, as well as GCA Savvian and Orrick. In the course of making the determination that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders (other than Realogy and its subsidiaries) and to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer, the Company Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its unanimous determination and recommendation:

•	Offer Price. The Company Board considered:

•	the fact that the Offer Price represents a 117% premium to the trading price at which the Shares closed on July 14, 2014, the day before the announcement of the Merger Agreement;

•	the fact that the Offer Price represents a 122% premium over the volume-weighted average trading price for the Shares for the 30-calendar day period ending immediately before the date of announcement of the Merger Agreement;

•	the fact that, since August 2007, the per-Share closing price of the Shares has not exceeded the level of the Offer Price; and

•	the Company Board’s belief that it has obtained Realogy’s and Purchaser’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	Business and Financial Condition of the Company. The Company Board considered the current and historical financial condition, results of operations, business, competitive position, properties, assets and prospects of the Company, the execution risks and costs associated with the widespread commercialization of the Company’s Powered by Zip software, the softness in revenue since the fourth quarter of 2013, the decline in the Company’s cash balances, the net losses that the Company has incurred and the Company’s expectation that it may continue to incur net losses for the next several years as it used funds generated by its owned and operated brokerage business to develop and expand its Powered by Zip offerings. The Company Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with the Company and its business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and subsequent quarterly reports on Form 10-Q).

•	Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of remaining an independent public company. The Company actively sought proposals from other potential buyers and strategic investors (as more fully described above in “— Background of the Offer and the Merger”) and determined that Realogy’s offer represented the highest value proposal from the strategic alternatives process.

•	GCA Savvian’s Fairness Opinion and Related Analyses. The Company Board considered the opinion of GCA Savvian delivered to the Company Board on July 14, 2014, which was confirmed by delivery of a written opinion dated July 14, 2014, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by GCA Savvian in connection with its opinion, the Merger Consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of the Company’s Financial Advisor.”

•	Negotiation Process and Procedural Fairness. The Company Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Company Board, and with the assistance of independent financial and legal advisors.

•	Certainty of Consideration. The Company Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s significant business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

•	Speed of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Certain Forecasts. The Company Board considered prospective forecasts for the Company prepared by Company management, which reflect an application of various commercial assumptions of the Company’s senior management. For further discussion, see “Item 8. Additional Information — Certain Company Forecasts.”

•	No Financing Condition. The Company Board considered the representation of Realogy and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

•	Likelihood of Consummation; Certainty of Payment. The Company Board considered its belief that the Offer and the Merger will likely be consummated quickly and without significant disruption to the Company’s business, based on, among other factors:

•	the reputation and financial condition of Realogy, and Realogy’s substantial experience in completing acquisition transactions;

•	the fact that the conditions to the Offer and Merger are specific and limited in scope;

•	the Company’s ability to request that the Delaware Court of Chancery specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

•	Other Terms of the Merger Agreement. The Company Board considered other terms of the Merger Agreement, which are more fully described in “Section 13 — The Transaction Documents — Merger Agreement” of the Offer to Purchase. Certain provisions of the Merger Agreement that the Company Board considered important included:

•

Minimum Condition. Consummation of the Offer is conditioned on the satisfaction of the Minimum Condition (as defined in the Merger Agreement), which, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares because satisfaction of the Minimum

Condition would require that at least a majority of Shares (assuming the issuance of all Shares issuable upon exercise of all outstanding Company Options and other rights to purchase the Shares) would have been tendered in the Offer and not withdrawn.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. Prior to the Acceptance Time, the Company Board may provide confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written Acquisition Proposal (as defined in “Section 13 — The Transaction Documents — Merger Agreement — No Solicitation” in the Offer to Purchase) if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes or is reasonably likely to result in a Superior Proposal (as defined in “Section 13 — The Transaction Documents — Merger Agreement — No Solicitation” in the Offer to Purchase), subject to certain notice requirements in favor of Realogy and the entry into a customary confidentiality agreement.

•	Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. The Company Board may, in connection with a Superior Proposal, make an Adverse Recommendation Change (as defined in the Merger Agreement) and/or cause the Company to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as such terms are defined in “Section 13 — The Transaction Documents — Merger Agreement — No Solicitation” in the Offer to Purchase), if the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a three-day “matching right” that would allow Realogy to match a Superior Proposal, and which will renew with any material revisions to the terms of the Superior Proposal. If the Merger Agreement is terminated by the Company in connection with the Company’s entering into an Alternative Acquisition Agreement with respect to a Superior Proposal in connection with an Adverse Recommendation Change, then the Company will have an obligation to pay Realogy a termination fee of $6.6 million (as more fully described in “Section 13 — The Transaction Documents — Merger Agreement — Breakup Fee” in the Offer to Purchase).

•	Extension of the Offer. Purchaser’s obligation to accept for and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to the satisfaction or waiver of a number of conditions, which we refer to in this Schedule 14D-9 as the “Conditions of the Offer.” However, Purchaser is required, under certain circumstances, to extend the Offer beyond the initial Expiration Date if, at any otherwise scheduled Expiration Date, any of the Conditions to the Offer has not been satisfied or waived, for up to 10 business days (but not beyond the Termination Date).

•	Termination Date. The Termination Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Offer and the Merger, while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Realogy to take all actions necessary to consummate the Offer and the Merger, and sets forth agreed actions with respect to Realogy’s obligations to obtain requisite approvals to consummate the Offer and the Merger.

•

Company Material Adverse Effect. The Company Board considered the provisions in the Merger Agreement that (i) any changes arising out of changes in Applicable Law or GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Company operates, (ii) changes in the United States or global financial or securities markets or changes in general economic, (iii) political, legal, tax, regulatory or business conditions, changes or conditions generally affecting the industry in which the Company operates, (iv) acts of war (whether or not declared), armed hostilities and similar events, (v) the announcement or pendency of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, vendors, licensors, licensees, investors, employees or independent contractors, (vi) any failure by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, or any change in any analyst’s recommendation, any financial strength or credit rating or any other recommendation or rating as to the Company, (vii) any action taken by the Company that is expressly required by the Merger Agreement, or the failure to take any action that is expressly prohibited by the Merger Agreement, and (viii) any action made, brought or threatened by any current or former holder of Shares arising out of or related to the Merger Agreement or any of the transactions contemplated thereby are excluded from the determination of whether a Company Material Adverse Effect (except with respect to clauses (i), (ii), (iii) and (iv), to the extent such change is disproportionately adverse to the Company when compared to other entities operating in the industries in which the Company operates) (as defined and more fully described “Section 15 — Conditions of the Offer” in the Offer to Purchase) has occurred that would permit Realogy to elect not to consummate the Offer.

•	Enforcement. The Company Board considered the Company’s ability to seek specific enforcement of Realogy’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Realogy and Purchaser were to decline to comply with their obligations under the Merger Agreement.

•	Appraisal Rights. The Company Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for stockholders of the Company who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Merger Consideration, which appraisal rights avoid delays in the transaction so that other stockholders of the Company will be able to receive in the Offer and the Merger the Offer Price or the Merger Consideration, as applicable, for their Shares.

In reaching its determinations and recommendations described above, the Company Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future. The Company Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully widely commercializes its Powered by Zip product offerings.

•	Non-Solicitation Covenant. The Company Board considered that the Merger Agreement imposes restrictions on the Company’s solicitation of Acquisition Proposals from third parties. However, based upon the process to identify certain strategic alternatives described above in “— Background of the Offer and the Merger” and GCA Savvian’s advice as to the likely universe of other potential acquirors, the Company Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

•

Termination Fees. The Company Board considered the fact that the Company must pay Realogy a termination fee of $6.6 million if the Merger Agreement is terminated under certain circumstances, including to accept a Superior Proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Company Board also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Realogy as a condition to entering into the Merger Agreement. The Company Board considered that the termination fee of $6.6 million would be payable by the Company if (a) the Company terminates the Merger Agreement because the Company entered into an agreement for a Superior Proposal, (b) Realogy terminates the Merger Agreement because the Company Board made an Adverse Recommendation Change or failed to reaffirm its recommendation of the Offer after receiving any Acquisition Proposal, or (c) (i) a bona fide Acquisition Proposal is made (or any third party publicly announced its intention to make an Acquisition Proposal), (ii) the Merger Agreement is terminated due to (I) the occurrence of the Termination Date or (II) a breach of representations and warranties and covenants by the Company, which breach is not cured within a certain period of time, and (iii) any Acquisition Proposal is consummated within 12 months after the termination of the Merger Agreement.

•	Interim Operating Covenants. The Company Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to conduct its business in all material respects in the ordinary course of business and to use its commercially reasonable efforts to preserve its business organization substantially intact, maintain satisfactory relationships with governmental entities, customers and suppliers having significant business dealings with the Company and keep available the services of its officers and key employees, and that may limit the Company from taking specified actions, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending consummation of the Merger.

•	Risks the Offer and the Merger May Not Be Consummated. The Company Board considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee and independent agent attrition, the potential effect on vendors, distributors, customers, partners and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

•	Impact of Announcement on the Company. The Company Board considered the effect of a public announcement of the transactions on the Company’s operations, stock price and employees and its ability to attract and retain key management, independent sales agents and personnel while the transactions contemplated by the Merger Agreement are pending.

•	Tax Treatment. The Company Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company. The Company Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

As of July 14, 2014, the directors and executive officers of the Company beneficially owned 4,493,423 Shares (not including any Shares deliverable upon exercise or conversion of any Company Options), representing approximately 20.6% of the outstanding Shares. To the Company’s knowledge, after reasonable inquiry, the directors and executive officers of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions). Additionally, our directors, executive officers and certain stockholders have entered into a Tender and Voting Agreement with respect to all their Shares. See “Item 3. Past Contacts, Transactions Negotiations and Agreements — Relationship with the Offerors and Certain of Their Affiliates — Tender and Voting Agreement.”

Opinion of the Company’s Financial Advisor

The Company retained GCA Savvian to act as its financial advisor in connection with the Merger and the Offer. On July 14, 2014, GCA Savvian delivered its oral opinion to the Company Board and subsequently confirmed in writing that, as of that date, the Offer Price to be received by the holders of Shares entitled to receive such consideration pursuant to the Merger Agreement was fair to such holders from a financial point of view.

The full text of the written opinion that GCA Savvian delivered to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered, and limitations on the review undertaken by GCA Savvian, is attached as Annex A to this Schedule 14D-9. You should read the opinion carefully in its entirety.

GCA Savvian provided its opinion to the Company Board for the benefit and use of the Company Board in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. The Company determined the consideration its securityholders would receive in the transaction through negotiations with Realogy. GCA Savvian’s opinion does not constitute a recommendation to the Company Board or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Offer or the Merger, including whether the Company’s stockholders should tender their shares into the Offer. The GCA Savvian opinion was approved by a fairness committee of GCA Savvian.

The opinion addresses only whether the Offer Price to be received by the holders of Shares entitled to receive such consideration pursuant to the Merger Agreement is fair to such holders from a financial point of view. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement, or the relative merits of the Offer and the Merger as compared to any alternatives that may be available to the Company. GCA Savvian was not asked to, nor has it, offered any opinion as to the material terms of the Merger Agreement or the structure of the Offer and the Merger. Further, the opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of the Company’s officers, directors or employees, or class of such persons, including, without limitation, in relation to the Offer Price.

For purposes of its opinion, GCA Savvian:

(i) reviewed a draft, dated July 11, 2014, of the Merger Agreement and certain related documents;

(ii) reviewed certain publicly available financial statements and other business and financial information of the Company;

(iii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the Company’s management;

(iv) reviewed certain financial projections relating to the Company prepared by the Company’s management;

(v) discussed the past and current operations and financial condition and the prospects of the Company with the Company’s management;

(vi) reviewed and discussed with the Company’s management certain alternatives to the Offer and the Merger;

(vii) reviewed and discussed with the Company’s management its view of the strategic rationale for the Offer and the Merger;

(viii) reviewed the recent reported closing prices and trading activity for the Company’s common stock;

(ix) compared the financial performance of the Company and the prices and trading activity of the common stock of the Company with that of certain other comparable publicly-traded companies and their securities that GCA Savvian believed to be generally relevant in evaluating the business of the Company;

(x) reviewed the financial terms, to the extent publicly available, of certain comparable transactions that GCA Savvian believed to be generally relevant in evaluating the Company’s business;

(xi) evaluated a discounted cash flow analysis based on the Company’s management’s projected future cash flows of the Company;

(xii) participated in discussions and negotiations among representatives of the Company and Realogy; and

(xiii) performed such other analyses and considered such other factors as GCA Savvian deemed appropriate.

In preparing its opinion, GCA Savvian assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the opinion. GCA Savvian did not undertake any responsibility for the accuracy, completeness or independent verification of such information. With respect to the financial and cash flow projections of the Company, GCA Savvian assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and that such projections provided a reasonable basis for the opinion. GCA Savvian assumes no responsibility for and expressed no view as to such projections or the assumptions on which they were based. In addition, GCA Savvian assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the July 11, 2014 draft Merger Agreement furnished to GCA Savvian, without waiver by any party of any material rights thereunder, or any amendment or modification thereto and that the representations and warranties contained in the Merger Agreement made by the parties thereto were true and correct in all respects material to GCA Savvian’s analysis. GCA Savvian also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be timely obtained without restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA Savvian as of, July 14, 2014. GCA Savvian assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after July 14, 2014.

GCA Savvian did not make any independent investigation of any legal, accounting or tax matters affecting the Company or the Offer or the Merger, and it assumed the correctness of all legal, accounting and tax advice given to the Company and the Company Board. GCA Savvian was not asked to prepare, nor has it prepared, an appraisal of any of the assets or liabilities of the Company or concerning the solvency or fair value of the Company, nor has GCA Savvian been furnished with any such appraisals, and its opinion should not be construed as such. GCA Savvian was requested to and did initiate discussions with and solicit indications of interest from certain third parties with respect to a possible transaction with the Company. GCA Savvian also took into account its experience in transactions that it believes to be generally comparable or relevant, as well as its experience in securities valuation in general.

The following represents a summary of the material financial analyses performed by GCA Savvian in connection with providing its opinion to the Company Board. Some of the summaries of financial analyses performed by GCA Savvian include information presented in tabular format. In order to fully understand the financial analyses performed by GCA Savvian, the Company’s shareholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by GCA Savvian.

Comparable Company Analysis

Based on public and other available information and estimated financial metrics from the Company provided by the Company’s management, GCA Savvian calculated the multiples of enterprise value, which GCA Savvian defined as equity value, plus debt, preferred stock, minority interests and capital lease obligations, less cash and cash equivalents, to calendar year 2013 and estimated calendar year 2014 and 2015 revenue for selected brokerage and technology companies, based on the closing prices of common shares as of July 11, 2014. GCA Savvian believes that the eight companies listed below have similar business, operating and/or financial profiles to that of the Company or portions of its business, but noted that none of these companies have the same management, composition, size, operations, or combination of businesses as the Company:

Company
Brokerage
CBRE Group, Inc.
Realogy Holdings Corp.
RE/MAX Holdings, Inc.
Marcus & Millichap, Inc.

Technology
CoStar Group Inc.
Zillow Inc.
Trulia, Inc.
Move Inc.

Summary enterprise value to calendar year 2013 and estimated calendar year 2014 and 2015 revenue multiples for these companies are listed below:

Comparable Public Companies
Enterprise Value/Revenue
	2013A	2014E	2015E
Brokerage
Min	1.8x	1.5x	1.3x
Max	6.4x	6.0x	5.7x
Median	1.9x	1.7x	1.5x

Technology
Min	2.7x	2.4x	2.1x
Max	28.0x	17.8x	13.2x
Median	11.0x	7.3x	5.9x

While the comparable company analysis compared the Company to eight brokerage and technology companies, based on the closing prices of common shares as of July 11, 2014, GCA Savvian did not include every company that could be deemed to be a participant in this same industry or in the specific sectors of this industry.

The observed multiples for the Company based on the July 11, 2014 market data and the Company management financial estimates, are shown below. The implied multiples based on the $6.75 Offer Price are also provided below.

The respective Revenue Multiples for the Company are listed below:

Company	CY’13 Revenue Multiple	CY’14E Revenue Multiple	CY’15E Revenue Multiple
ZipRealty (July 11, 2014)	0.7x	0.8x	0.6x
ZipRealty at $6.75 Offer Price	2.0x	2.1x	1.8x

Based on these comparable companies, GCA Savvian determined a range of potential trading multiples of revenue for the Company’s brokerage and Powered by Zip businesses, and total values for the Company implied by those values. GCA Savvian used a sum of the parts analysis to value the Company’s brokerage business with relevant brokerage multiples and the Company’s Powered by Zip business with relevant technology multiples. The following table sets forth the multiples indicated by this analysis, the implied equity values of the Company, and the implied per share values to the Company shareholders:

Comparable Company Analysis (1)

	Multiple Range
	Brokerage		Powered by ZIP		Implied Equity Value (2)		Implied Share Value (3)
	Low	High	Low	High	Low	High	Low	High
CY13A Revenue	1.4x	1.9x	6.0x	12.0x	$124.5	$170.9	$5.20	$6.93
CY14E Revenue	1.3x	1.8x	4.0x	8.0x	111.0	150.4	4.69	6.16
CY15E Revenue	1.1x	1.5x	3.0x	6.5x	120.1	174.7	5.04	7.07

1)	All dollar amounts in millions, except per share values.
2)	Assumes $11.3 million net cash balance as of March 31, 2014.
3)	Assumes 21.8 million shares outstanding as of July 11, 2014; assumes net exercise of 5.3 million options outstanding as of July 14, 2014.

GCA Savvian noted that the Offer Price was within or above the range of implied per share value, for each of CY2013A revenue, CY2014E revenue and CY2015E revenue.

Comparable Transactions Analysis

Based on public and other available information, GCA Savvian calculated (to the extent relevant financial data was available or meaningful) the multiples of enterprise value to last-twelve-months (LTM) and next-twelve-months (NTM) revenue for the following selected comparable acquisitions of professional services companies with similar business and/or financial profiles to the Company, in addition to the following selected comparable acquisitions of real estate technology companies with similar business and/or financial profiles to the Company. GCA Savvian utilized Wall Street analyst research, CapitalIQ and FactSet financial databases and certain publicly available financial statements and press releases to analyze the relevant LTM and NTM metrics. The transactions used in this comparison were selected because the respective target company possessed similar business and operating characteristics to the Company.

The transactions analyzed, together with their respective announcement dates, are listed below:

Professional Services:

Announcement Date	Acquirer	Target
2/11/14	Perficient, Inc.	ForwardThink Group, Inc.
11/7/13	Dice Holdings, Inc.	onTargetjobs
7/29/13	Zotec Partners, LLC	Medical Management Professionals, Inc.
7/2/13	TriNet Group, Inc.	Ambrose Employer Group, LLC
3/19/12	inVentiv Health	KForce Clinical Research
12/5/11	Sterling Backcheck	Acxiom Information Security Services
11/25/11	Corporate Research Services, Inc.	TS Staffing Services, Inc.
7/26/11	Lee Hecht Harrison	Drake Beam Morin, Inc.

Real Estate Technology:

Announcement Date	Acquirer	Target
5/8/14	NationStar Mortgage Holdings Inc.	Real Estate Digital, LLC
3/3/14	CoStar Group, Inc.	Apartments.com
5/8/13	Trulia, Inc.	MarketLeader, Inc.
8/22/11	RealPage, Inc.	MyNewPlace (Multifamily Technology Solutions, Inc.)
5/16/11	TPG Capital	PRIMEDIA Inc.
4/27/11	CoStar Group, Inc.	LoopNet, Inc.

Summary enterprise value to LTM and NTM revenue multiples for these transactions are listed below:

Precedent Transactions
Enterprise Value/Revenue
	LTM	NTM (1)
Professional Services
Min	0.2x	—
Max	1.8x	—
Median	1.4x	1.7x

Real Estate Technology
Min	2.3x	0.7x
Max	9.5x	9.0x
Median	6.8x	5.8x

(1)	“—” indicates multiple that was not meaningful or not publicly available.

No company or transaction used in the comparable transactions analyses is identical to the Company or the Offer and the Merger. GCA Savvian noted that none of these companies have the same management, composition, size, operations, or combination of businesses as the Company. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which the Company and the Merger, respectively, are being compared.

Based on these comparable transactions, GCA Savvian determined a range of potential multiples of revenue for the Company’s brokerage and Powered by Zip businesses, and total values for the Company implied by those values. GCA Savvian used a sum of the parts analysis to value the Company’s brokerage business with relevant business/professional service transaction multiples and the Company’s Powered by Zip business with relevant technology transaction multiples. The following table sets forth the multiples indicated by this analysis, the implied equity value of the Company, and the implied per share values to the Company’s stockholders based on the estimated financial metrics for the Company provided by the Company’s management:

Comparable Transactions Analysis (1)
	Professional Services		Real Estate Technology		Implied Equity Value (2)		Implied Share Value (3)
	Low	High	Low	High	Low	High	Low	High
LTM Revenue	1.1x	1.8x	1.5x	7.0x	$88.9	$142.6	$3.84	$5.87
NTM Revenue	0.7x	1.7x	1.0x	6.0x	$68.4	$161.9	$3.01	$6.59

1)	All dollar amounts in millions, except per share values.
2)	Assumes $11.3 million net cash balance as of March 31, 2014.
3)	Assumes 21.8 million shares outstanding as of July 11, 2014; assumes net exercise of 5.3 million options outstanding as of July 14, 2014.

GCA Savvian noted that the proposed Offer Price was above the range of implied per share value for each of LTM and NTM revenue.

Premiums Paid Analysis

GCA Savvian reviewed the consideration paid in acquisitions of 28 United States publicly traded technology and real estate services target companies involving transaction values of companies whose equity values were between $50 million and $500 million one day prior to their transaction announcement between January 1, 2012 and July 11, 2014. GCA Savvian calculated the premiums paid in these transactions over the one trading day spot price and the volume weighted average stock price, or VWAP, of the target company for periods of thirty trading days and one year prior to the announcement of the proposed acquisition, and calculated the implied per share value to the Company shareholders within a selected range of each of these metrics, as applied to the 1-trading day spot price, the 30-trading day volume weighted average and the one year volume weighted average of the Company closing stock prices.

The premiums paid in these transactions over the applicable stock price of the target company one trading day, volume weighted average of thirty trading days and volume weighted average of one year prior to the announcement of the proposed acquisition are listed below:

	1-Trading Day	30-Trading Day VWAP	One Year VWAP
Low	(2%)	(1%)	(22%)
25th Percentile	18%	20%	26%
Median	37%	36%	35%
75th Percentile	50%	49%	46%
High	83%	80%	79%

The implied $6.75 Offer Price premiums paid over the Company common stock one trading day spot price, thirty trading day volume weighted average price and one year volume weighted average price prior to the announcement of the acquisition are listed below:

	1-Trading Day	30-Trading Day VWAP	One Year VWAP
ZipRealty at $6.75 Offer Price	127%	122%	41%

Based on these observed premiums paid, GCA Savvian determined a range of potential premiums for the Company that it determined, based on comparative analysis and its judgment. The following table sets forth the premiums indicated by this analysis, the implied equity value of the Company as of July 11, 2014, and the implied per share values to the Company’s stockholders:

Premiums Paid Analysis (1)

	Premiums Paid		Implied Equity Value Range (2)		Implied Share Value (3)
1-Trading Day	20%	55%	$82.3	$109.0	$3.58	$4.62
30-Trading Day VWAP	20%	50%	84.1	107.6	3.65	4.56
One Year VWAP	25%	45%	145.7	171.5	5.99	6.95

1)	All dollar amounts in millions, except per share values.
2)	Assumes $11.3 million net cash balance as of March 31, 2014.
3)	Assumes 21.8 million shares outstanding as of July 11, 2014; assumes net exercise of 5.3 million options outstanding as of July 14, 2014.

GCA Savvian noted that the premium implied by the Offer Price was within or above the range of values implied by the 1-trading day and 30-trading day volume weighted average and one year volume weighted average range of premiums selected based on the closing price of the Company’s common shares for the one trading day period, and the volume weighted average trading price of the Company’s common shares for the thirty trading day and one year periods prior to July 11, 2014.

Discounted Cash Flow Analysis

GCA Savvian used financial cash flow forecasts of the Company for the calendar years 2014 through 2018, as estimated by the Company’s management, to perform a discounted cash flow analysis. In conducting this analysis, GCA Savvian assumed that the Company would perform in accordance with these forecasts provided by management. GCA Savvian estimated the perpetual cash flows by applying terminal growth rates of 2.0% to 4.0%, based on GCA Savvian comparative analysis and its judgment, and then discounted the cash flows projected through 2018 and the perpetual cash flows to present values using rates ranging from 15.0% to 20.0%. GCA Savvian considered publicly available data and CapitalIQ financial databases when analyzing the range of discount rates for the Company, including: a risk-free rate based upon the U.S. Government 20-year Treasury yield, a market risk premium and size premium based upon data from Ibbotson and Associates, and unlevered beta estimates based upon historical price data and CapitalIQ financial databases. This method of analysis indicated a range of equity values from $99.7 million to $167.2 million, assuming an $11.3 million net cash balance as of March 31, 2014. These equity values were then divided by the Company’s common shares outstanding, including net exercise of options, stock appreciation rights, and restricted shares, to calculate implied equity values per share ranging from $4.26 to $6.79. GCA Savvian noted that the per share equity value implied by the Offer Price was within the range of equity values for the Shares implied by the discounted cash flow analysis.

Miscellaneous

The foregoing description is only a summary of the analyses and examinations that GCA Savvian deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by GCA Savvian. The preparation of a fairness opinion necessarily is a complex process involving subjective judgment and is not necessarily susceptible to partial analysis or summary description. GCA Savvian believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company Board. In addition, GCA Savvian may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of GCA Savvian with respect to the actual value of the Company.

In performing its analyses, GCA Savvian made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by GCA Savvian are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by GCA Savvian with respect to its opinion and were provided to the Company Board in connection with the delivery of the GCA Savvian opinion that, as of July 14, 2014, the Offer Price to be received by the holders of Shares pursuant to the Merger is fair to such holders from a financial point of view. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, GCA Savvian’s opinion and presentation were among the many factors the Company Board took into consideration in making its determination to approve the Merger Agreement, and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer, the Merger or the Offer Price. GCA Savvian did not recommend any specific consideration to the Company Board or state that any specific offer price constituted the only appropriate offer price.

GCA Savvian has acted as financial advisor to the Company Board in connection with the Offer and the Merger and its opinion and will receive an aggregate fee for its services of approximately $5.82 million. GCA Savvian received three months of monthly retainer fees during its engagement and a fee was paid following delivery of the opinion, all of which will be credited against the aggregate fee payable to GCA Savvian. The remainder of the fee payable to GCA Savvian, which represent the substantial majority of the fees payable to GCA Savvian, is contingent upon the successful completion of the Offer. In addition, the Company has agreed to reimburse GCA Savvian’s expenses and indemnify it against certain liabilities arising out of its engagement.

Except as described above, in the two years prior to July 14, 2014, GCA Savvian has not provided financial advisory and financing services for the Company other than pursuant to GCA Savvian’s engagement in respect of a possible acquisition transaction. GCA Savvian has not, at any time, provided financial advisory services for Realogy. However, GCA Savvian may seek to provide such services to Realogy in the future and receive fees for such services.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Information pertaining to the retention of GCA Savvian in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors or affiliates, other than:

•	each of the Company’s directors and executive officers, in his capacity as a stockholder of the Company, entered into the Tender and Voting Agreement, dated July 15, 2014, with Realogy and Purchaser, as described under Item 3 above; and

•	the non-employee directors received the following option grants at the Company’s annual meeting of stockholders:

Name	Date of Transaction	Nature of Transaction	Number of Shares (1)	Exercise Price Per Option
Elisabeth H. DeMarse	June 5, 2014	Annual Option Grant	6,666	$3.05
Robert C. Kagle	June 5, 2014	Annual Option Grant	6,666	$3.05
Stanley M. Koonce, Jr.	June 5, 2014	Annual Option Grant	6,666	$3.05
Gary A. Wetsel	June 5, 2014	Annual Option Grant	6,666	$3.05
Donald F. Wood	June 5, 2014	Annual Option Grant	10,000	$3.05

(1)	Number of Shares underlying the option

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Regulatory Approvals

The Offer is conditioned on, among other things, satisfaction (or waiver) of the condition, which we refer to in this Schedule 14D-9 as the “Regulatory Condition,” that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, which we refer to in this Schedule 14D-9 as the “HSR Act,” will have expired or been terminated In order to satisfy the Regulatory Condition the parties must make a filing with the Federal Trade Commission, which we refer to as the “FTC,” and the Antitrust Division of the U.S. Department of Justice, which we refer to in this Schedule 14D-9 as the “Antitrust Division”. If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Section 1 — Terms of the Offer” of the Offer to Purchase.

Antitrust

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when the acquiring person has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the reviewing agency. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. In addition, pursuant to agency practice, if the reviewing agency has not completed its investigation during the 15 calendar day waiting period, the acquiring person may withdraw the HSR filing and refile it within two business days without paying an additional filing fee. This procedure allows the reviewing agency an additional 15 calendar days to review the transaction. The parties each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 16, 2014, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern Time, on July 31, 2014, unless earlier terminated by the reviewing agency, or the acquiring person withdraws and refiles its HSR filing. If, prior to the expiration of the HSR waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material, which we refer to as “Second Request,” the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of the acquiring person’s substantial compliance with the Second Request. At any time during this period, the reviewing agency can grant early termination of the waiting period. After the expiration of the 10 calendar day waiting period, absent Realogy’s and the Company’s agreement to extend the review time, the reviewing agency can prevent closing only by court order.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or Realogy or its subsidiaries. Under the Merger Agreement, Realogy and its affiliates are not required to comply with any divestiture request in order to consummate the Offer and the Merger. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The Company has set a record date of July 16, 2014 for purposes of determining the shareholders entitled to receive a notice of appraisal under Section 262(d)(2) of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B and which is hereby incorporated by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” or to a “holder of Shares” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender their Shares in the Offer, (ii) make a timely and proper demand for appraisal of their

Shares and follow the other procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by such court, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which equals the Offer Price).

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is adopted by stockholders acting by written consent in lieu of a meeting of the stockholders, or where a merger is effected under Section 253 of the DGCL without any vote or written consent of stockholders, the corporation must notify each of its stockholders that appraisal rights are available, and must include in each such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 16, 2014), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of his, her or its Shares;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to General Counsel and Corporate Secretary, ZipRealty, Inc., 2000 Powell Street, Suite 300, Emeryville, CA 94608. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any holders of Shares who desire to have their Shares appraised should initiate all necessary actions to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph. If a petition for appraisal is not timely filed, then the stockholders’ right to an appraisal will cease.

Upon the filing of a petition for appraisal by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list, which we refer to as the “Verified List,” containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the

Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which equals the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration (which equals the Offer Price). Neither Realogy nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which equals the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of an appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Merger Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Merger Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Merger Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL, including delivering a demand for appraisal of your Shares to the Company as provided herein by the later of the consummation of the Offer or August 5, 2014. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL, which we refer to in this Schedule 14D-9 as “Section 203,” prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. The Company has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated under the Merger Agreement and the Tender and Voting Agreement from Section 203 of the DGCL.

The Company is not aware of other any state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Vote Required to Approve the Merger; “Short-Form” Merger

The Company Board has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if Realogy, Purchaser and their respective affiliates acquire the Short Form Threshold (including through exercise of the Top-Up Option described below), Purchaser will be able to effect the Merger as soon as reasonably practicable following the consummation of the Offer without the vote or written consent of the Company’s stockholders. If Realogy, Purchaser and their respective affiliates do not own the above number of outstanding Shares following the Offer, Purchaser will not be able to complete the Merger until 20 days after the Company has distributed to the Company stockholders an information statement in accordance with SEC rules.

Top-Up

Pursuant to the terms of the Merger Agreement, the Company has granted Realogy and Purchaser an irrevocable option, which we refer to in this Schedule 14D-9 as the “Top-Up Option,” to purchase from the Company the number of Shares, which we refer to in this Schedule 14D-9 as the “Top-Up Option Shares,” equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option and (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option, at a price per Share equal to the Offer Price.

The Top-Up Option is intended to expedite the timing of the consummation of the Merger (after consummation of the Offer, at which time the Company would be a majority-owned subsidiary of Purchaser, which would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option) by permitting the Merger to occur pursuant to Section 253 of the DGCL, without any vote of the Company’s stockholders or any required filings associated with the utilization of written consents in lieu of a meeting of stockholders.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to our named executive officers.

The Company Option Plans provide for vesting of outstanding Company Options in connection with the transactions triggered as of the Acceptance Time. At the Acceptance Time, all outstanding but unvested Company Options will be fully vested and at the Merger Effective Time, all outstanding Company Options will be converted into cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Company Options.”

Each of our named executive officers is also entitled to certain payments and benefits pursuant to the agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Employment Agreements.”

The amounts set forth in the table below assume the following:

•	the Acceptance Time occurred on August 13, 2014;

•	the Company’s named executive officers were terminated without “cause” immediately following the Acceptance Time on August 13, 2014; and

•	the per Share cash consideration payable under the Merger Agreement is $6.75.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger or agreements entered into by the individuals named below and Realogy that become effective at the Merger Effective Time. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Golden Parachute Compensation
Name	Cash Severance Payments (1)	Equity (2)	Perquisites/ Benefits (3)	Total (4)
Charles C. Baker	$330,800	$1,142,431	$12,000	$1,485,231
Xavier Y. Zang	$275,000	$979,689	—	$1,254,689
James D. Wilson	$253,000	$471,292	—	$724,292

(1)	These amounts represent “double-trigger” cash severance amounts payable following a qualifying termination of employment within one year following the Acceptance Time, in each case, assuming base salaries remain unchanged from their current levels.
(2)	These amounts represent “single-trigger” cash payments in exchange for the cancellation of Company Options at the Merger Effective Time (including all Company Options that vest automatically at the Acceptance Time), without regard to whether or not the named executive officer’s employment is terminated.
(3)	These amounts represent the value of payments for Company-paid COBRA premiums for up to 6 months, payable following a qualifying termination of employment within one year following the Acceptance Time.
(4)	The employment agreements with the Company’s named executive officers provide that payments that would be subject to the imposition of an excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, will be reduced to the maximum amount that will result in no excise tax, if the net after-tax amount of such reduced payments are greater than the amount that would be received without any such reduction. The amounts shown in the Golden Parachute Compensation Table do not reflect any such reductions.

Certain Company Forecasts

The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective information that was made available to the Company Board for purposes of considering and evaluating Realogy’s business combination proposal. The Forecasts were also provided to the Company’s financial advisor, GCA Savvian. See a description of GCA Savvian’s fairness opinion above in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.” The Forecasts were not prepared with a view toward public disclosure, and inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, them to be a reflection of possible outcomes or predictive of actual future results. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information. The Forecasts were also provided to Realogy.

The Forecasts were, in general, prepared solely for internal use, are subjective in many respects and are thus subject to interpretation. The Forecasts reflect numerous estimates and assumptions made by the Company’s senior management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s products, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends.

In particular, the Forecasts, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Company’s senior management. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. Neither the Company, Realogy nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company, Realogy nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that the Forecasts will be achieved. The Company has made no representation to Realogy, in the Merger Agreement or otherwise, concerning the Forecasts.

The Forecasts were prepared based on the Company’s continued operation as a stand-alone company. They do not take into account the Offer, including the potential synergies that may be achieved by the combined company as a result of the Offer or the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts.

Forecasts

($ millions)	2014	2015	2016	2017	2018
Total revenue	$72.80	$88.3	$104.4	$124.3	$149.3
Adjusted EBITDA	($2.4)	$1.8	$10.1	$17.9	$30.1
Free cash flows	($4.0)	$0.9	$7.2	$14.4	$25.0

Additional Cautionary Statements about the Forecasts

Readers of this Schedule 14D-9 are cautioned not to rely on any of the Forecasts. No representation or warranty is or has been made to the Offerors or holders of Shares by the Company or any other person regarding the information included in the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Forecasts will be predictive of actual future events nor construed as financial guidance, and they should not be relied on as such.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including the Minimum Condition; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders of the Company are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the stockholders of the Company will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Realogy and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Stockholders of the Company also may obtain free copies of the documents filed with the SEC by the Company at www.ziprealty.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated July 16, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Purchaser, filed by Realogy and Purchaser with the SEC on July 16, 2014, File No. 333-148153 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Summary Advertisement as published in The New York Times on July 16, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(7)	Joint Press Release of Holdings Corp and the Company, dated as of July 15, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 15, 2014, File No. 000-51002).

(a)(8)	Investor Script of July 15, 2014 Realogy Investor Call (incorporated by reference to Exhibit 99.1 to the Realogy and Purchaser Schedule TO-C filed with the SEC on July 15, 2014, File No. 333-179896).

Exhibit No.	Description

(a)(9)	Investor Presentation of July 15, 2014 Realogy Investor Call (incorporated by reference to Exhibit 99.2 to the Realogy and Purchaser Schedule TO-C filed with the SEC on July 15, 2014, File No. 333-179896).

(a)(10)	Opinion of GCA Savvian Advisors, LLC, dated as of July 14, 2014 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of July 15, 2014, among the Company, Realogy and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed with the SEC on July 15, 2014, File No. 000-51002).

(e)(2)	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy, Purchaser, the Company and stockholders listed therein (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K filed with the SEC on July 15, 2014, File No. 000-51002).

(e)(3)	Mutual Nondisclosure Agreement, dated as of April 25, 2014, between the Company and Realogy Holdings Corp.

(e)(4)	Employment Agreement, dated as of July 15, 2014, between Charles C. Baker and Realogy.

(e)(5)	Employment Agreement, dated as of July 15, 2014, between James D. Wilson and Realogy.

(e)(6)	Non-Competition Agreement, dated as of July 15, 2014, between Charles C. Baker and Realogy.

(e)(7)	Non-Competition Agreement, dated as of July 15, 2014, between James D. Wilson and Realogy.

(e)(8)	Form of Director and Executive Officer Indemnification Agreement, revised May 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed with the SEC on August 4, 2010, 2008, File No. 000-51002).

(e)(9)	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed with the SEC on December 16, 2008, File No. 000-51002).

(e)(10)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Form S-1 filed with the SEC on May 20, 2004, File No. 333-115657).

(e)(11)	Form of Stock Option Agreement for awards granted pursuant to the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.3(a) to the Company’s Annual Report on Form 10-K filed with the SEC on March 28, 2005, File No. 000-51002).

(e)(12)	Amended and Restated Omnibus Equity Incentive Plan (fka the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on June 6, 2014, File No. 000-51002).

Annex A — GCA Savvian Advisors LLC Opinion Letter, dated as of July 14, 2014

Annex B — Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZipRealty, Inc.

Dated: July 16, 2014	By:	/s/ Charles C. Baker

	Name:	Charles C. Baker
	Title:	President and Chief Executive Officer and Director
(Principal Executive Officer)

ANNEX A

GCA Savvian Advisors, LLC 150 California Street San Francisco, CA 94111 (415) 318-3600 T

CONFIDENTIAL

July 14, 2014

Board of Directors

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

Members of the Board:

We understand that ZipRealty, Inc., a Delaware corporation (“ZipRealty”), Realogy Group LLC, a Delaware limited liability company (“Realogy”), and Honeycomb Acquisition, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Realogy (“Merger Sub”), plan to enter into an agreement and plan of merger dated July 15, 2014 (the “Merger Agreement”) that provides for, among other things, Merger Sub to commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of ZipRealty (the “ZipRealty Common Stock”) at a price of $6.75 per share (the “Consideration”), and following the consummation of the Offer, Merger Sub to be merged with and into ZipRealty, as a result of which, ZipRealty would become a wholly-owned indirect subsidiary of Realogy (the “Merger”). Pursuant to the Merger, each outstanding share of ZipRealty Common Stock, other than shares of ZipRealty Common Stock held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with the General Corporation Law of the State of Delaware (unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal) and shares that are owned by ZipRealty, Realogy, Merger Sub, or any other subsidiary of Realogy, will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of ZipRealty Common Stock. For purposes of the opinion set forth herein, we have:

(i)	reviewed a draft, dated July 11, 2014, of the Merger Agreement and certain related documents;

(ii)	reviewed certain publicly available financial statements and other business and financial information of ZipRealty;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning ZipRealty prepared by the management of ZipRealty;

(iv)	reviewed certain financial projections relating to ZipRealty prepared by the management of ZipRealty;

(v)	discussed the past and current operations and financial condition and the prospects of ZipRealty with management of ZipRealty;

(vi)	reviewed and discussed with management of ZipRealty certain alternatives to the Offer and the Merger;

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GCA Savvian Advisors, LLC 150 California Street San Francisco, CA 94111 (415) 318-3600 T

(vii)	reviewed and discussed with ZipRealty’s management its view of the strategic rationale for the Offer and the Merger;

(viii)	reviewed the recent reported closing prices and trading activity for ZipRealty Common Stock;

(ix)	compared the financial performance of ZipRealty and the prices and trading activity of the ZipRealty Common Stock with that of certain other comparable publicly-traded companies and their securities that we believe to be generally relevant in evaluating the business of ZipRealty;

(x)	reviewed the financial terms, to the extent publicly available, of certain comparable transactions that we believe to be generally relevant in evaluating the business of ZipRealty;

(xi)	evaluated a discounted cash flow analysis based on the management of ZipRealty’s projected future cash flows of ZipRealty;

(xii)	participated in discussions and negotiations among representatives of ZipRealty and Realogy; and

(xiii)	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. In addition, we have not conducted or assumed any obligation to conduct any physical inspection of the properties or facilities of ZipRealty. With respect to the financial and cash flow projections relating to ZipRealty and prepared by the management of ZipRealty, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of ZipRealty’s management of the future financial performance of ZipRealty and that such projections provide a reasonable basis for our opinion. We assume no responsibility for and express no view as to such projections or the assumptions on which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of ZipRealty or concerning the solvency or fair value of ZipRealty, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver by any party of any material rights thereunder, or any amendment or modification thereto, that the representations and warranties made by the parties thereto are true and correct in all respects material to our analysis, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer or the Merger will be timely obtained without any restriction and that the Merger Agreement executed by the parties thereto does not differ in any material respect from the form of the draft of the Merger Agreement we have reviewed. We have not made any independent investigation of any legal, accounting or tax matters affecting the Offer or the Merger, and we have assumed the correctness of all legal, accounting and tax advice given to ZipRealty and the Board. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, and can be evaluated as of, the date hereof. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have acted as financial advisor to ZipRealty in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement, and ZipRealty has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the future, GCA Savvian Advisors, LLC may provide financial advisory services for Realogy.

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SAN FRANCISCO    NEW YORK    TOKYO

GCA Savvian Advisors, LLC 150 California Street San Francisco, CA 94111 (415) 318-3600 T

It is understood that this letter is for the information of the Board of Directors of ZipRealty and may not be used or summarized for any other purpose, or relied upon by any other party, without our prior written consent except that this opinion may be included in its entirety, if required, in any Solicitation/Recommendation Statement on Schedule 14D-9 filed by ZipRealty in respect of the Offer.

This opinion does not address ZipRealty’s underlying business decision to enter into the Merger Agreement, or the relative merits of the Offer and the Merger as compared to any alternatives that may be available to ZipRealty, and it does not constitute a recommendation to ZipRealty, its Board of Directors or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Offer or the Merger, including whether the stockholders of ZipRealty should tender their shares into the Offer. We have not been asked to, nor do we offer any opinion as to the material terms of the Merger Agreement or the structure of the Offer and the Merger, and we are not expressing any opinion as to the prices at which ZipRealty Common Stock will trade at any time, including following announcement of the Offer and the Merger.

We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Offer or the Merger, nor the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of ZipRealty, or class of such persons, in connection with the Offer and the Merger, whether relative to the Consideration or otherwise. This opinion has been approved by a fairness committee of GCA Savvian Advisors, LLC.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of ZipRealty Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GCA SAVVIAN ADVISORS, LLC

/s/ Paul DiNardo

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ANNEX B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4